[redacted]

09059288

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Nollenberger Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 3100
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce W. Nollenberger — 415-402-6001
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burr, Pilger & Mayer LLP
(Name - if individual, state last, first, middle name)

600 California Street Suite 1300	San Francisco	California	94108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, Bruce W. Nollenberger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nollenberger Capital Partners, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President & CEO

Title

Notary Public

ROSALIND COHEN-BARUCH
COMM. # 1617802
NOTARY PUBLIC • CALIFORNIA
SAN FRANCISCO COUNTY
MY COMMISSION EXPIRES
NOV. [illegible], 2009

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

x		Independent Auditors' Report
x	(a)	Facing Page.
x	(b)	Consolidated Statement of Financial Condition.
x	(c)	Consolidated Statement of Operations.
x	(d)	Consolidated Statement of Cash Flows.
x	(e)	Consolidated Statement of Changes in Member's Equity.
	(f)	Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
x	(g)	Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
	(h)	Unconsolidated Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
x	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 (included in item (g)) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).
	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Included in Note 10).
x	(l)	An Oath or Affirmation.
	(m)	A Copy of the SIPC Supplemental Report (Not Required).
x	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3

CONTENTS

Independent Auditors' Report	1
Consolidated Statement of Financial Condition	2
Notes to the Consolidated Financial Statements	3-11
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	12-13

BURR PILGER MAYER

Building your future

INDEPENDENT AUDITORS' REPORT

Board of Directors
Nollenberger Capital Partners, Inc. and Subsidiary
San Francisco, California

We have audited the accompanying consolidated statement of financial condition of Nollenberger Capital Partners, Inc. and Subsidiary (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nollenberger Capital Partners, Inc. and Subsidiary at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Burr Pilger & Mayer LLP

San Francisco, California
February 27, 2009

NOLLENBERGER CAPITAL PARTNERS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash and equivalents	$ 2,080,187
Certificate of deposit	150,000
Securities owned, at fair value	1,133,498
Commissions receivable	382,899
Prepaid expenses and other assets	365,603
Notes receivable—related party	504,928
Furniture and equipment, net of $1,011,099 of accumulated depreciation	576,498
Total assets	$ 5,193,613

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 1,421,688
Commissions payable	402,227
Deferred rent	437,681
Deferred revenue	160,000
Total liabilities	2,421,596
Commitments and guarantees	
Stockholders' equity:	
Series A convertible preferred stock; $0.001 par value; 1,840,490 shares authorized; 345,502 shares issued and outstanding, aggregate liquidation preference of $559,660	346
Voting common stock; $0.001 par value; 7,125,100 shares authorized; 6,835,894 shares issued and outstanding	6,836
Non-voting common stock; $0.001 par value; 32,874,900 shares authorized; 10,641,325 shares issued and outstanding	10,626
Additional paid-in capital	18,196,773
Accumulated deficit	(15,442,564)
Total stockholders' equity	2,772,017
Total liabilities and stockholders' equity	$ 5,193,613

The accompanying notes are an integral part of these consolidated financial statements.

NOLLENBERGER CAPITAL PARTNERS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

---

1. **Organization**

Nollenberger Capital Partners, Inc., a Delaware corporation, (the Company) was founded in December 2001. The Company is registered with the Financial Industry Regulatory Authority (FINRA) and was made effective July 11, 2002. Business commenced on July 15, 2002.

Structured as an investment banking and advisory services firm, the Company is engaged in the US equity and debt markets. The business is focused on asset management, private brokerage for high net worth individuals and corporate customers, investment banking, public finance/fixed income trading, and retirement plan services.

The Company has a wholly owned subsidiary, Nollenberger Capital Investment Advisory, Inc. (the subsidiary), which was incorporated on September 25, 2002.

2. **Summary of Significant Accounting Policies**

Basis of Consolidation

The consolidated financial statements include accounts of the Company and its wholly owned subsidiary. All intercompany balances and transactions are eliminated in consolidation.

Customer and Proprietary Securities Transactions

The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with J.P. Morgan Clearing Corporation. The Company promptly transmits all funds and delivers all securities received in connection with its activities as an investment banking and advisory services firm to J.P. Morgan Clearing Corporation and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial condition.

The Company claims an exemption from Rule 15c3-3 on the basis that all its customer transactions are cleared through J.P. Morgan Clearing Corporation on fully disclosed basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. **Summary of Significant Accounting Policies**, continued

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business. There are no withdrawal restrictions on cash and cash equivalents.

Securities Owned

Securities owned consist of equity securities and are stated at fair value with related changes in unrealized appreciation or depreciation reflected in trading profit.

Fair Value of Financial Instruments

The Company adopted the provisions of Statement of Financial Accounting Standards SFAS No. 157, *Fair Value Measurements* (SFAS No. 157), effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.* , the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair values of all reported assets and liabilities that represent financial instruments, the Company uses the carrying market values of such amounts. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1–Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2–Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3–Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2. **Summary of Significant Accounting Policies**, continued

Fair Value of Financial Instruments, continued

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, and a description of valuation techniques, see Note 3.

Additionally, the Company adopted the Financial Accounting Standards Board (FASB) FASB Staff Position SFAS No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active* (FSP SFAS No. 157-3), upon issuance in October 2008. FSP SFAS No. 157-3 clarifies the application of SFAS 157 in a market that is not active. The adoption of this pronouncement did not have any impact on the financial position or operating results of the Company.

Commissions Receivable

The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Furniture and Equipment

Furniture and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

2. **Summary of Significant Accounting Policies**, continued

Income Taxes

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are recorded at the statutory rate expected to be in effect when the taxes are paid.

Stock-Based Compensation

The Company's employees participate in various shared based compensation plans more fully described in Note 9. The Company measures and recognizes stock-based compensation in accordance with SFAS No. 123 (revised 2004) (SFAS 123R), *Share-Based Payment.* SFAS 123R requires compensation expense related to share-based payment transactions, measured as the fair value at the grant date, to be recognized in the financial statements over the period that an employee provides service in exchange for the award. The Company accounts for stock options and restricted stock awards granted to employees by recognizing compensation expense on a straight-line basis over the vesting period of the related grant.

3. **Securities Owned at Fair Value**

Fair value is defined as the price at which an asset would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

Assets measured at fair value on a recurring basis are categorized in the table below based upon the lowest level of significant input to the valuations.

Assets at Fair Value at December 31, 2008	Level 1
Obligations of U.S. government	$ 588,186
State and municipal bonds	471,182
Equity securities	74,130
Total securities owned	$1,133,498
Notes receivable-related party	$ 504,928

4. **Notes Receivable–Related Party**

At December 31, 2008, notes receivable–related party consist of the following:

On May 25, 2005, the Company advanced an employee $125,000. The unsecured promissory note is payable in monthly payments of $2,417, including interest at 6% through June 3, 2010.	$ 41,500
On December 1, 2005, the Company advanced an employee $300,000. The unsecured promissory note is payable in monthly payments of $5,870, including interest at 6.5% through November 15, 2010.	126,614
On August 28, 2006, the Company advanced an employee $100,000. The unsecured promissory note is payable in monthly payments of $3,020, including interest at 5.5% through August 30, 2009.	23,665
On August 28, 2006, the Company advanced an employee $100,000. The unsecured promissory note is payable in monthly payments of $3,020, including interest at 5.5% through August 30, 2009.	23,665
On January 3, 2007, the Company advanced an employee $5,000. The secured promissory note is payable in monthly payments of $155, including interest at 7.25% through December 31, 2009.	1,787
On March 16, 2007, the Company advanced an employee $89,071. The unsecured promissory note is payable in monthly payments of $1,681, including interest at 5% through March 16, 2012.	60,390
On December 12, 2007, the Company advanced an employee $50,000. Interest is accrued at 5.5% and payable monthly. Principal amounts are netted against fees as they are earned. Unapplied principal and accrued interest are due and payable on March 31, 2009.	50,000
On January 3, 2008, the Company advanced an employee $100,000. Interest is accrued at 6% and payable monthly. The unsecured promissory note is payable in monthly payments of $1,933, including interest at 6% through January 15, 2013.	83,834
On March 1, 2008, the Company advanced an employee $50,000. Interest is accrued at 6.5% and payable monthly. The unsecured promissory note is payable in monthly payments of $1,532, including interest at 6.5% through March 1, 2011.	37,072
On March 1, 2008, the Company advanced an employee $10,000. Interest is accrued at 6.5% and payable monthly. The unsecured promissory note is payable in monthly payments of $445, including interest at 6.5% through March 15, 2010.	6,401
On July 16, 2008, the Company advanced an employee $50,000. Interest is accrued at 5.25% and payable monthly. Principal amounts are netted against fees as they are earned. Unapplied principal and accrued interest are due and payable on January 31, 2009.	50,000
	$504,928

5. Furniture and Equipment, Net

Furniture, equipment and leasehold improvements are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using an accelerated depreciation method. Furniture and equipment as of December 31, 2008 consist of the following:

Property and equipment	$ 1,464,607
Leasehold improvements	122,990
Total property and equipment	1,587,597
Accumulated depreciation	(1,011,099)
Total furniture and equipment, net	$ 576,498

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) adopted by the Securities and Exchange Commission (SEC) and administered by the Financial Industry Regulatory Authority, Inc. (FINRA), which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day. At December 31, 2008, the Company's net capital was $1,113,396, its ratio of aggregate indebtedness to net capital was 2.17 to 1, and its net capital was $951,956 in excess of the required minimum net capital. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

7. Operating Lease Commitments

The Company leases office space in San Francisco, San Jose, and Newport Beach California. The San Jose lease is on a month to month basis, the San Francisco lease expires on January 31, 2015 and the Newport Beach lease expires on February 28, 2009. The Company subleased office space in San Francisco to a tenant, which ended on December 31, 2008. On January 27, 2009, the Company entered into another agreement to with a new tenant until February 1, 2010.

The future annual minimum lease payments are as follows:

Year ending December 31:	
2009	$ 591,316
2010	771,985
2011	809,782
2012	862,026
2013	888,148
Thereafter	1,001,343
	$ 4,924,600

Rent payments from the sublessee were $156,090 for the year ended December 31, 2008. The future minimum payments expected from a sublessee in 2009 are $129,773 and $141,570 in 2010.

The Company leases furniture and equipment under a 36-month lease that began in August 2006. The future minimum lease payments for 2009 are $54,936.

8. Income Taxes

Income tax expense consists of current California franchise taxes of $1,600 and other state franchise taxes of $7,195. The Company has established a 100% valuation allowance to reduce the deferred tax balance to an amount more likely than not to be utilized. For the year ended December 31, 2008, the valuation allowance increased $1,043,228. Significant components of the deferred tax assets are as follows at December 31, 2008:

Net operating loss (NOL)	$ 2,227,000
Deferred rent	180,000
Accrued vacation	42,000
Share based compensation	180,000
	2,629,000
Valuation allowance	(2,629,000)
Net deferred income tax balance	-

The Company has a Federal and California carry-forwards of approximately $5.5 million. These loss carry-forwards will begin to expire beginning in 2025 for federal tax purposes and 2015 for California tax purposes.

9. Equity Agreements

Series A Convertible Preferred Stock

In December 2008, the Company issued 345,502 shares or Series A convertible preferred stock and 69,102 warrants to purchase nonvoting common stock. The convertible preferred shares are convertible into 345,502 shares of nonvoting common stock. In addition, the holders of Series A convertible preferred stock are entitled to receive cash dividends at the rate of 8%, payable only when, as and if declared by the Board of Directors, upon conversion, or upon change in control. The Series A convertible preferred stock contains a liquidation preference of 110% of the proceeds plus any accrued and unpaid dividends for the first 12 months outstanding. After the first anniversary, the liquidation preference is limited to any accrued and unpaid dividends.

Voting Common Stock

At December 31, 2008 the Company had 7,125,100 shares of voting common stock authorized and 6,835,894 shares outstanding. Such shares represent the only class of voting securities outstanding. During the year the Company redeemed 253,333 shares of voting common stock from an employee.

9. **Equity Agreements**, continued

Non-voting Common Stock

At December 31, 2008 the Company had 32,874,900 of non-voting common stock authorized and 10,641,325 shares outstanding. During the year the Company redeemed 279,839 shares of non-voting stock from employees. In addition, the Company issued 744,564 shares of non-voting common stock and 186,141 non-voting common stock purchase warrants.

Employee Share Based Compensation Plans

The Company has established a plan authorizing the grant of stock options and stock bonus awards and restricted stock units of the Company's voting and non-voting common stock. The terms of the options shall not be more than ten years from the grant date. The plan is accounted for under the principles of SFAS 123R and related interpretations. The aggregate numbers of shares of voting and non-voting common stock that may be issued as stock awards and incentive stock options are 1,952,353 and 4,000,000 shares, respectively.

10. **Restatement**

Retained earnings as of December 31, 2007 has been adjusted to correct an error related to the omission of deferred rent in the prior year. Had the error not been made, net loss for the years ending December 31, 2007, 2006, and 2005 would have increased by a total of $283,823.

11. **Risk Concentrations**

At December 31, 2008, the Company held a deposit at a financial institution, which was in excess of applicable federal insurance limits by $1,412,832.

12. **Retirement Plan**

The Company sponsors a 401 (k) profit sharing plan. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer may elect to make discretionary contributions to the plan. At December 31, 2008, the Company did not make a discretionary contribution for the year.

13. **Guarantees**

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary

BPM
BURR PILGER MAYER
Building your future

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Nollenberger Capital Partners, Inc. and Subsidiary
San Francisco, California

In planning and performing our audit of the consolidated financial statements of Nollenberger Capital Partners, Inc. and Subsidiary (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BURR, PILGER & MAYER LLP
600 CALIFORNIA STREET, SUITE 1300, SAN FRANCISCO, CA 94108 TEL (415) 421-5757 FAX (415) 288-6288

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2008, and this report does not affect our report thereon dated February 27, 2009.

> The Company erroneously accounted for the deferred rent in prior years resulting in the material misstatement of deferred rent for years ended prior to December 31, 2008 and the restatement of prior year's retained earnings (as described more fully in Note 10 to the financial statements) which caused material adjustments to the Company's Net Capital Computation included in Part II of Form X-17a-5 of December 31, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies which rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burr, Pilger & Mayer LLP

San Francisco, California
February 27, 2009

NOLLENBERGER CAPITAL PARTNERS, INC. AND SUBSIDIARY
(SEC ID NO. 8-65166)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2008

PUBLIC DOCUMENT

FILED PURSUANT TO RULE 17A-5(E)(3) AS A PUBLIC DOCUMENT